

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 26, 2017

Abraham Mirman
Chief Executive Officer
Lilis Energy, Inc.
300 E. Sonterra Blvd., Suite No. 1220
San Antonio, TX 78258

      Re: Lilis Energy, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed June 19, 2017
              File No. 333-217519

Dear Mr. Mirman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your response to comment 2 and your revised registration statement indicate that the offering includes common stock issuable upon conversion of the "to be established" new series of convertible preferred stock. Thus, it appears that you are attempting to register shares of common stock underlying convertible securities which are issuable upon exercise of other convertible securities. Please note that you may register shares of common stock for resale only if the issuance of the overlying convertible security was complete when the registration statement was initially filed. Insofar as none of the convertible preferred stock had been issued by that time, the underlying shares of common stock cannot be registered for resale as part of this registration statement because the preferred stock is not deemed to be currently outstanding. See Securities

Act Rule 415(a)(1)(iv). Please remove the shares of common stock underlying the unissued convertible preferred stock from the registration statement and obtain a revised opinion of counsel that reflects the correct number of shares to be registered.

Exhibit 5.1 (Opinion of counsel)

2.   In the newly filed legality opinion, counsel suggests in part that:

"By issuing this opinion, Fennemore Craig, P.C. (i) shall not be deemed to be transacting business in any other state or jurisdiction other than the State of Nevada and (ii) does not consent to the jurisdiction of any state other than the State of Nevada. Any claim or cause of action arising out of the opinions expressed herein must be brought in the State of Nevada."

Unless the securities which are the subject of the legality opinion will only be offered and sold in the State of Nevada, please obtain and file as an exhibit a new or revised opinion of counsel that does not include such limiting language.

Closing Comments

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources